EXHIBIT 4.4

COMERICA BANK
151 South Rose Street
Kalamazoo, Michigan 49007

May 17, 2002

Manatron, Inc.
510 E. Milham
Portage, Michigan 49002

Gentlemen:

          This letter (herein called the "Agreement") constitutes an agreement by and between Comerica Bank, a Michigan banking corporation (herein called "Bank"), and Manatron, Inc., a Michigan corporation (herein called "Company"), pertaining to certain loans and other credit which Bank has made and/or may from time to time hereafter make available to Company. This Agreement supersedes and replaces that certain Letter Agreement dated November 17, 2000, by and between Company and Bank, as amended.

          In consideration of all present and future loans, advances and other credit from time to time made available by Bank to or in favor of Company, including, without limitation, all loans and advances made or to be made, by Bank to or in favor of Company under a Six Million Dollars ($6,000,000.00) promissory note of even date from Company to Bank (the "Note") and in consideration of all present and future Liabilities of Company to Bank, Company represents, warrants, covenants and agrees to and with Bank as follows:

          1.          Definitions. For purposes of this Agreement, the following terms shall have the following respective meanings:

          "Affiliate" shall mean, when used with respect to any Person, any other Person which, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" (including the correlative meanings of the terms "controlled by" and "under common control with"), with respect to any Person, shall mean possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

          "Consolidated" shall mean, when used with reference to any financial statements or financial or accounting terms in this Agreement, the aggregate for two or more persons determined on a consolidated basis in accordance with GAAP. Unless otherwise specified herein, references to "consolidated" financial statements or data of Company includes consolidation with all Subsidiaries of Company in accordance with GAAP.

          "Current Assets" shall mean for any applicable Persons and as of any applicable date of determination, all cash, non-affiliated customer receivables, United States government securities, claims against the United States government, and inventories valued on a "FIFO" basis.

          "Current Liabilities" shall mean for any applicable Persons and as of any applicable date of determination, (i) all liabilities that should be classified as current in accordance with GAAP, including without limitation any portion of the principal of the Note classified as current, plus (ii) to the extent not otherwise included, all liabilities of such Persons to any of its Affiliates whether or not classified as current in accordance with GAAP.

          "Debt" shall mean, for any applicable Person(s) and as of any applicable time of determination thereof, the total liabilities of such Person(s) at such time, as determined in accordance with GAAP.

          "Debt-to-Tangible Net Worth Ratio" shall mean, for any applicable Person(s) and as of any applicable time of determination thereof, the ratio of (i) the total Debt of such Person(s) at such time, as determined in accordance with GAAP, to (ii) the Tangible Net Worth of such Person(s) at such time.

          "Default" shall mean any condition or event which, with the giving of notice or the passage of time, or both, would constitute an Event of Default.

          "EBITDA" shall mean for any applicable Persons and for any applicable period of determination, Net Income (after deduction for taxes other than income taxes) for such period, plus, to the extent deducted in computation of such Net Income during such period, the amount of interest, depreciation and amortization expense, all as determined in accordance with GAAP, and less all dividends and other distributions paid or payable by such persons, or otherwise accumulating during such period on any capital stock of such persons.

          "Environmental Laws" shall mean all laws, codes, ordinances, rules, regulations, orders, decrees and directives issued by any federal, state, local, foreign or other governmental or quasi-governmental authority or body (or any agency, instrumentality or political subdivision thereof) pertaining to hazardous or toxic materials, including, without limitation, any hazardous materials or wastes, toxic substances, flammable, explosive or radioactive materials, asbestos, and/or other similar materials; any so-called "superfund" or "superlien" law pertaining to hazardous or toxic materials on or about any property at any time owned, leased or otherwise used by Company and/or any of its Subsidiaries, or any portion thereof, including, without limitation, those relating to soil, surface, subsurface groundwater conditions and the condition of the ambient air; and any other federal, state, foreign or local statute, law, ordinance, code, rule, regulation, order or decree regulating, relating to, or imposing liability or standards of conduct concerning, any hazardous, toxic, radioactive, flammable or dangerous waste, substance or material, as now or at any time hereafter in effect.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, or any successor act or code.

          "Event of Default" shall mean the occurrence or existence of any of the conditions or events set forth in Section 6 of this Agreement.

          "Funded Debt" shall mean as of any applicable date of determination, that portion of Debt which consists of: (a) indebtedness for borrowed money, including that which is evidenced by notes, bonds, debentures or similar instruments; and (b) obligations under installment sales contracts or capital leases.

          "GAAP" shall mean generally accepted accounting principles consistently applied.

          "Liabilities" shall mean all present and future liabilities, obligations and indebtedness of Company to Bank, howsoever created, evidenced, existing or arising, whether direct or indirect, absolute or contingent, joint or several, now or hereafter existing or arising, or due or to become due (including, but not limited to, the Note), and any and all extensions, renewals, amendments, modifications and/or restatements thereof.

          "Loan Documents" shall mean this Agreement and any and all notes, instruments, guaranties, security agreements, financing statements, mortgages, pledge agreements, documents and agreements at any time evidencing, governing, securing or otherwise relating to any of the Liabilities, including, but not limited to, the agreements and documents described in Schedule A attached hereto.

          "Net Income" shall mean for any applicable Person(s) the net income (or loss) for any period determined in accordance with GAAP, but excluding in any event:

          (i)          any gains or losses on the sale or other disposition, not in the ordinary course of business, of investments or fixed or capital assets, and any taxes on the excluded gains and any tax deductions or credits on account of any excluded losses; and

          (ii)          net earnings of any Person (other than Subsidiaries) in which the applicable Person or Subsidiaries have an ownership interest, unless such net earnings shall have actually been received by the applicable Person or Subsidiaries in the form of cash distributions.

          "PBGC" shall mean the Pension Benefit Guaranty Corporation, or any successor thereto.

          "Permitted Encumbrances" is defined in Section 5(a) of this Agreement.

          "Person" or "person" shall mean any individual, corporation, partnership, limited liability company, trust, incorporated or unincorporated organization, joint venture, joint stock company, government, or any agency or political subdivision thereof, or any other entity of any kind.

          "Subordinated Debt" shall mean, for any applicable Person(s) and as of any applicable time of determination thereof, any Debt of such Person(s) which is subordinated in priority of payment to any of the Liabilities of any such Person(s) to Bank, in each case, pursuant to an agreement executed and delivered unto and in form and detail satisfactory to Bank.

          "Subsidiary" of a Person shall mean any corporation, association, limited liability company, partnership or other business entity of which more than fifty percent (50%) of the outstanding voting stock or other equity interests is owned or controlled either directly or indirectly by such Person or one or more of its other Subsidiaries, or any combination thereof, or the management of which is controlled, either directly or indirectly by such Person or one or more of its other Subsidiaries, or any combination thereof. Without limiting the generality of the foregoing definition of the term "Subsidiary", such term shall include, without limitation, Manatron ProVal Corporation, an Ohio corporation.

          "Tangible Net Worth" shall mean, for any applicable Person(s) and as of any applicable time of determination thereof, the excess of (i) the net book value of the assets of such Person(s) at such time (excluding patents, patent rights, trademarks, trade names, franchises, copyrights, licenses, goodwill and all other intangible assets [except deferred tax assets] of such Person(s) at such time, amounts due to such Person(s) from employees and shareholders, and prepaid expenses), after all appropriate deductions in accordance with GAAP (including, without limitation, reserves for doubtful receivables, obsolescence, depreciation and amortization), over (ii) the total Debt of such Person(s) at such time, all as determined in accordance with GAAP.

          2.          Required Documentation. Each loan, advance or other extension of credit made by Bank to or otherwise in favor of Company shall be evidenced by and subject to a promissory note or other agreement or evidence of indebtedness acceptable to Bank, in each case, executed and delivered by Company unto Bank. The funding and disbursement of any loan or advance, and the extension of any other credit, to or in favor of Company, shall be subject to the execution and/or delivery unto Bank of such documents, instruments, agreements, opinions and certificates as Bank may reasonably require, and shall be further subject to the satisfaction of such other conditions and requirements as Bank, and its counsel, may from time to time reasonably require.

          3.          Representations and Warranties. Company hereby represents and warrants, and such representations and warranties shall be deemed to be continuing representations and warranties during the entire life of this Agreement, so long as Bank shall have any commitment or obligation, if any, to make loans or otherwise extend credit to or in favor of Company, and thereafter, so long as any Liabilities remain unpaid and outstanding:

(a)

Company, and each of its Subsidiaries, is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation, is duly qualified and authorized to do business in each jurisdiction where the character of its assets or the nature of its activities makes such qualification necessary, and has the legal power and authority to own its properties and assets and to carry out its business as now being conducted in each such jurisdiction wherein such qualification is necessary; the execution, delivery and performance of this Agreement, and any and all other Loan Documents to which Company and/or any of its Subsidiaries is a party or by which it is otherwise bound, are within Company's and each such Subsidiary's corporate powers and authorities, have been duly authorized by all requisite corporate or other necessary or appropriate action, and are not in contravention or violation of law or the terms of Company's or any such Subsidiary's Articles of Incorporation or Bylaws, and do not require the consent or approval of any governmental body, agency or authority; and this Agreement, and any other Loan Documents contemplated hereby, when executed, issued and/or delivered by Company and/or any such Subsidiary, or by which Company or any such Subsidiary is otherwise bound, will be valid and binding and legally enforceable against Company and/ or any such Subsidiary, as the case may be, in accordance with their terms.

(b)

The execution, delivery and performance of this Agreement, and any other Loan Documents required under or contemplated by this Agreement to which Company and/ or any of its Subsidiaries is a party or by which it is otherwise bound, and the issuance of this Agreement and any such other Loan Documents by Company and/or any such Subsidiary, and the borrowings and other transactions contemplated hereby and thereby, are not in contravention or violation of the unwaived terms of any indenture, agreement or undertaking to which Company or any such Subsidiary is a party or by which it or any of its property or assets is bound, and will not result in the creation or imposition of any lien or encumbrance of any nature whatsoever upon any of the property or assets of Company or any such Subsidiary, except to or in favor of Bank.

(c)

Except for certain litigation known as Bradford, CT, no litigation or other proceeding before any court or administrative or governmental agency is pending, or, to the knowledge of Company or any of its officers, is threatened against Company or any of its Subsidiaries, the outcome of which could materially impair Company's or any such Subsidiary's financial condition or its ability to carry on its business or its/their ability to pay and perform its/their liabilities and obligations hereunder or otherwise in respect of the Liabilities.

(d)	There are no security interests in, liens, mortgages, or other encumbrances on any of Company's or any of its Subsidiary's property or assets, except Permitted Encumbrances.

(e)	No Default or Event of Default has occurred and is continuing or exists under any of the Liabilities or Loan Documents.

(f)

The most recent financial statements with respect to Company and its Subsidiaries delivered to Bank fairly present the financial condition of Company and its Subsidiaries and the results of their operations as of the date thereof and for the period(s) covered thereby in accordance with GAAP; and since January 31, 2002, there has been no material adverse change in the condition (financial or otherwise) or operations of Company or any of its Subsidiaries, and there are no material debts, liabilities or obligations (absolute or contingent) of Company or any of its Subsidiaries, except as disclosed in such financial statements (or in the notes thereto).

          4.          Affirmative Covenants. So long as Bank shall have any commitment or obligation, if any, to make any loans or extend credit to or in favor of Company, and so long as any Liabilities remain unpaid and outstanding, Company covenants and agrees that it shall:

(a)	Furnish to Bank, or cause to be furnished to Bank, in each case, in form and detail and on a reporting basis satisfactory to Bank, the following:

(i)

as soon as available, and in any event not later than ninety (90) days after and as of the end of each fiscal year of Company, beginning with the fiscal year ending April 30, 2002, audited consolidated financial statements of Company and its Subsidiaries, containing the consolidated balance sheet of Company and its Subsidiaries as of the close of each such fiscal year, consolidated statements of income and retained earnings and a statement of cash flows of Company and its Subsidiaries for each such fiscal year, and such other comments and financial details as are usually included in similar reports. Such financial statements shall be audited by independent certified public accountants of recognized standing selected by Company and acceptable to Bank, shall be prepared in accordance with GAAP, and shall be in such detail as Bank may reasonably require;

(ii)

as soon as available, and in any event not later than forty five (45) days after and as of the end of each fiscal quarter of Company, beginning with the fiscal quarter ending July 31, 2002, consolidated financial statements of Company and its Subsidiaries, containing the consolidated balance sheets of Company and its Subsidiaries as of the close of each such fiscal quarter, consolidated statements of income and retained earning and a statement of cash flows for Company and its Subsidiaries for each such fiscal quarter and for the portion of the fiscal year of Company and its Subsidiaries through the end of the fiscal quarter then ending, and such other comments and financial details as are usually included in similar reports. Such financial statements shall be prepared by Company in accordance with GAAP, and on a basis consistent with the annual statements to be furnished to Bank pursuant to sub-section (i) above, shall be in such detail as Bank may reasonably require, and shall be certified as to accuracy and fairness by the chief executive officer or chief financial officer of Company;

(iii)

simultaneous with the delivery to Bank of the respective financial statements required in sub-sections (i) and (ii) above, a compliance certificate in form and detail reasonably satisfactory to Bank, certified by the chief executive officer or chief financial officer of Company, certifying that, as of the date thereof, to the best of such officer's knowledge, no Default or Event of Default shall have occurred and be continuing or exist, or if any Default or Event of Default shall have occurred and be continuing or exist, specifying, in detail, the nature and period of existence thereof and any action taken or proposed to be taken by Company in respect thereto, and also certifying as to whether Company is in compliance with the financial covenants contained in Sections 4(g), (h), (i) and (j) of this Agreement (which certificate shall set forth, in reasonable detail, Company's calculations and the resultant ratios or financial tests determined thereunder);

(iv)

as soon as possible, and in any event within three (3) business days after becoming aware of the occurrence or existence of any Default or Event of Default, or of any other condition or occurrence which has had or could reasonably be expected to have a materially adverse effect upon Company's or any of its Subsidiary's business, properties, or financial condition or upon Company's or any such Subsidiary's ability to comply with its obligations hereunder or otherwise in respect of any of the Liabilities or Loan Documents, a written statement of an authorized officer of Company setting forth the details of such Default or Event of Default, or such other condition or occurrence, and the action which Company has taken or caused to be taken, or proposes to take or cause to be taken, with respect thereto;

(v)

promptly furnish to the Bank upon becoming available, a copy of all financial statements, reports, notices, proxy statements, and other communications sent by Company or any of the Subsidiaries to their stockholders, and all regular and periodic reports filed by

Company or any of the Subsidiaries with any securities exchange, the Securities and Exchange Commission (including, but not limited to, forms 10-Q, 10-K, and 8-K), the Bureau of Commercial Services of the State of Michigan, or any governmental authority succeeding to any or all of the functions of said Commission or Bureau.

(vi)

promptly, at such times as Bank may reasonably require, in form and detail satisfactory to Bank, such other information and reports as may be required under the terms of any Loan Documents or as Bank may reasonably request from time to time.

(b)

Keep, and cause each of its Subsidiaries to keep, proper books of record and account in which full and correct entries shall be made of all of its financial transactions and its assets and businesses so as to permit the presentation of financial statements (including, without limitation, those financial statements to be delivered to Bank pursuant to Section 4(a) above) prepared in accordance with GAAP; and permit Bank, or its representatives, at reasonable times and intervals, to visit all of Company's and each of its Subsidiary's offices and to make inquiries as to Company's and each such Subsidiary's respective financial matters with its respective directors, officers, employees, and independent certified public accountants.

(c)

Permit Bank, and cause each of its Subsidiaries to permit Bank, through Bank's authorized employees, officers, attorneys, accountants and representatives, to inspect, audit and examine Company's and each of its Subsidiary's books, accounts, records, ledgers and assets and properties of every kind and description, wherever located, at all reasonable times during normal business hours, upon oral or written request of Bank.

(d)

Keep, and cause each of its Subsidiaries to keep, its insurable properties adequately insured, and maintain (i) insurance against fire and other risks customarily insured against under an "all-risk" policy and such additional risks customarily insured against by companies engaged in the same or a similar business to that of Company or such Subsidiary, as the case may be, (ii) necessary workers' compensation insurance, (iii) public liability and product liability insurance, and (iv) such other insurance as may be required by law or as may be reasonably required by Bank, all of which insurance shall be in such amounts, contain such terms, be in such form, be for such purposes, prepaid for such time periods, and written by such companies as may be satisfactory to Bank. All such policies shall contain a provision whereby they may not be canceled or materially amended except upon thirty (30) days' prior written notice to Bank. Company will promptly deliver to Bank, or caused to be delivered to Bank, at Bank's request, evidence reasonably satisfactory to Bank that such insurance has been so procured and, with respect to casualty insurance, made payable to Bank.

(e)

Pay, and cause each of its Subsidiaries to pay, promptly and within the time that they can be paid without late charge, penalty or interest, all taxes, assessments and similar imposts and charges of every kind and nature lawfully levied, assessed or imposed upon Company or any such Subsidiary and/or its/their property, except to the extent being contested in good faith and, if requested by Bank, bonded in an amount and manner satisfactory to Bank. If Company or any such Subsidiary fails to pay such taxes and assessments within the time they can be paid without penalty, late charge or interest, Bank shall have the option (but not the obligation) to do so, and Company agrees to repay Bank, upon demand, with interest at the highest rate of interest applicable to any of the Liabilities, all amounts so expended by Bank.

(f)

Do, or cause to be done, all things necessary to preserve and keep in full force and effect Company's and each of its Subsidiary's corporate existence, rights and franchises and comply with all applicable laws; continue to conduct and operate, and cause each of its Subsidiaries to continue to conduct and operate, its respective business substantially as conducted and operated during the present and preceding calendar year; at all times maintain, preserve and protect, and cause each of its Subsidiaries to so maintain, preserve and protect, all franchises and trade names and preserve all the remainder of its property and keep the same in good repair, working order and condition; and from time to time make, or cause to be made, all needed and proper repairs, renewals, replacements, betterments and improvements thereto so that the business carried on in connection therewith may be properly and advantageously conducted at all times.

(g)	Maintain, on a Consolidated statement basis, a Tangible Net Worth of not less than $5,300,000.

(h)	Subsection (h) has been intentionally omitted.

(i)	Maintain, on a Consolidated statement basis, a ratio of Current Assets to Current Liabilities of not less than 1.05 to 1.00.

(j)

Maintain, as of the last day of each calendar quarter, the ratio of Funded Debt on such date to EBITDA for the four (4) fiscal quarters ending on such date at not more than (a) 3.25 to 1.0 from April 30, 2002 through July 30, 2002, (b) 3.0 to 1.0 from July 31, 2002 through October 30, 2002, (c) 2.75 to 1.0 from October 31, 2002 through January 30, 3003, and (d) 2.50 to 1.0 from and after January 31, 2003.

(k)	Comply with and perform the terms and conditions of each of the Loan Documents.

(l)

At all times meet, and cause each of its Subsidiaries to meet, the minimum funding requirements of ERISA with respect to Company's and each Subsidiary's employee benefit plans subject to ERISA; promptly after Company knows or has reason to know of the occurrence of any event, which would constitute a reportable event or prohibited transaction under ERISA, or that the PBGC or Company or any of its Subsidiaries has instituted or will institute proceedings to terminate an employee pension plan, deliver to Bank a certificate of an authorized officer of Company setting forth details as to such event or proceedings and the action which Company and/or such Subsidiary(ies) propose(s) to take with respect thereto, together with a copy of any notice of such event which may be required to be filed with the PBGC; and upon the request of Bank, furnish to Bank (or cause the plan administrator to furnish Bank) a copy of the annual return (including all schedules and attachments) for each plan covered by ERISA, and filed with the Internal Revenue Service by Company and/or any of its Subsidiaries not later than ten (10) days after such report has been so filed. Company and its Subsidiaries shall be permitted to voluntarily terminate employee pension or benefit plans, so long as any such voluntary termination is done in accordance with ERISA and does not result in a material liability or obligation to Company or any of its Subsidiaries.

(m)

Comply, and cause each of its Subsidiaries to comply, in all material respects with all applicable Environmental Laws, and maintain all material permits, licenses and approvals required under applicable Environmental Laws, where the failure to do so could have a material adverse effect upon the business, operations, condition (financial or otherwise) performance or properties of Company or any of its Subsidiaries, or could have a material adverse effect upon the ability of Company to perform its obligations under this Agreement or any of the other Loan Documents or otherwise in respect of any of the Liabilities, or could materially adversely affect the enforceability of this Agreement or any of the other Loan Documents; and promptly provide to Bank, immediately upon receipt thereof, copies of any material correspondence, notice, pleading, citation, indictment, complaint, order, decree, or other document from any source asserting or alleging a violation of any Environmental Laws by Company or any of its Subsidiaries, or of any circumstance or condition which requires or may require a financial contribution by Company or any of its Subsidiaries, or a clean-up, removal, remedial action or other response by or on behalf of Company or any of its Subsidiaries under applicable Environmental Law(s), or which seeks damages or civil, criminal, or punitive penalties from Company or any of its Subsidiaries for any violation or alleged violation of any Environmental Law(s) by Company or any of its

Subsidiaries. Company hereby indemnifies, saves and holds Bank, and any of Bank's past, present and future officers, directors, shareholders, employees, representatives and consultants, harmless from any and all losses, damages, suits, penalties, costs, liabilities and expenses (including, without limitation, reasonable legal expenses and attorneys' fees) incurred or arising out of any claim, loss or damage of any property, injuries to or death of any persons, contamination of or adverse effects on the environment, or other violation of any applicable Environmental Law(s), in any case, caused by Company or any of its Subsidiaries, or in any way related to any property owned or operated by Company or any of its Subsidiaries, or due to any acts of Company or any of its Subsidiaries, or any of their respective officers, directors, shareholders, employees, consultants and/or representations; provided, however, that the foregoing indemnification shall not be applicable, and Company shall not be liable for any such losses, damages, suits, penalties, costs, liabilities or expenses, to the extent (but only to the extent) the same arise or result from any gross negligence or willful misconduct of Bank or any of its agents or employees.

(n)	Pay to the Bank, on the date of this Agreement and on each anniversary thereof, a facility fee of $5,000.00.

          5.          Negative Covenants. So long as Bank shall have any commitment or obligation, if any, to make any loans or extend credit to or in favor of Company, and so long as any Liabilities remain unpaid and outstanding, Company covenants and agrees that it shall not, and, to the extent applicable, shall cause each of its Subsidiaries to not, without the prior written consent of Bank:

a)

Create, incur, assume or suffer to exist any mortgage, pledge, encumbrance, security interest, lien or charge of any kind upon any of its property or assets (including, without limit, any charge upon property purchased or acquired under a conditional sales or other title retaining agreement or lease required to be capitalized under GAAP), whether now owned or hereafter acquired, other than the following (collectively, "Permitted Encumbrances"):

	(i)	liens, mortgages, security interests and encumbrances to or in favor of Bank;

(ii)

liens for taxes, assessments or other governmental charges incurred in the ordinary course of business and for which no interest, late charge or penalty is attaching or which is being contested in good faith by appropriate proceedings diligently pursued and, if requested by Bank, bonded in an amount and manner satisfactory to Bank;

(iii)

liens, not delinquent, created by statute in connection with workers' compensation, unemployment insurance, social security, old age pensions (subject to the applicable provisions of this Agreement) and similar statutory obligations;

(iv)

liens in favor of mechanics, materialmen, carriers, warehousemen or other like statutory or common law liens securing obligations incurred in good faith in the ordinary course of business that are not yet due and payable;

(v)

minor encumbrances or imperfections of title consisting of existing or future zoning restrictions, existing recorded rights-of-way, existing recorded easements, existing recorded private restriction or existing or future public restrictions on the use of real property, none of which (individually or in the aggregate) materially impairs, or would materially impair, the present or future use of such property in the operation of the business for which it is used, or would be violated in any material respect by any existing or proposed structure or land use or would have a material adverse effect on the sale or lease of such property, or render title thereto unmarketable; and

(vi)

purchase money security interests and liens arising out of "capitalized leases" securing obligations (including, without limit, all loan and lease installment payments) not to exceed Two Hundred Fifty Thousand Dollars ($250,000.00), in aggregate, at any time, so long as such security interests and liens arise substantially contemporaneously with the incurrence of the purchase money indebtedness or capitalized lease obligation to which it relates, secures only the respective purchase money indebtedness or capitalized lease obligation to which it relates, and no other Debt, and covers and extends only to the respective property and assets to which it relates, and no other property or assets.

(b)

Sell, lease (as lessor), transfer or otherwise dispose of properties and assets having an aggregate book value of more than Two Hundred Fifty Thousand Dollars ($250,000.00) (whether in one transaction or in a series of transactions) in any fiscal year of Company, except as to the sale of inventory in the ordinary course of business; change its name; enter into a share exchange with or consolidate with or merge into any other corporation or other business entity, or permit any other corporation or other business entity to merge into it (except for mergers of Subsidiaries into Company and mergers or consolidations of Subsidiaries of Company into other Subsidiaries of Company); acquire all or substantially all of the capital stock, properties or assets of any other Person to the extent that the aggregate amount(s) payable by Company and its Subsidiaries in respect of all such transactions shall exceed Two Hundred Fifty Thousand Dollars ($250,000.00) in any fiscal year of Company; enter into any reorganization or recapitalization, or reclassify its capital stock; or enter into any sale-leaseback transaction.

(c)

Acquire or expend for, or commit itself to acquire or expend for, fixed assets, whether by lease, purchase or otherwise, in an aggregate amount that exceeds One Million Dollars ($1,000,000.00) in any fiscal year of Company.

          6.          Events of Default. The occurrence and/or existence of any of the following conditions or events shall constitute an "Event of Default":

(a)

Company shall fail to pay the principal of or interest on or shall otherwise fail to pay any other amount owing by Company to Bank, when due, under any of the Liabilities (including, but not limited to, failure to pay any demand note, upon demand), and such default in payment shall continue unremedied or uncured beyond any applicable period of grace provided with respect thereto, if any, in the relevant Loan Document(s);

(b)

any representation, warranty, certification or statement made or deemed to have been made by Company herein, or by any Person(s) (including, without limit, Company) in any certificate, financial statement or other document or agreement delivered by or on behalf of Company in connection with the Liabilities or any of the Loan Documents, shall prove to be untrue in any material respect;

(c)	Company shall fail to observe or perform any condition, covenant or agreement of Company set forth herein;

(d)

Company, any Subsidiary(ies), or any other Person(s) party thereto, shall fail to observe or perform any condition, covenant or agreement set forth in any other Loan Document (other than as provided in subparagraphs (a) and (c) above), and such default shall remain unremedied or uncured beyond any applicable period of grace or cure, if any, provided with respect thereto;

(e)

if there shall be rendered against Company and/or any of its Subsidiaries one or more judgments or decrees involving an aggregate liability of Five Hundred Thousand Dollars ($500,000.00), or more, which has or have become non-appealable and shall remain undischarged, unsatisfied by insurance and unstayed for more than thirty (30) days, whether or not consecutive; or if a writ of attachment or garnishment against the property of Company or any of its Subsidiaries shall be issued and levied in an action claiming Five Hundred Thousand Dollars ($500,000.00), or more, and not released or appealed and bonded in a manner satisfactory to Bank;

(f)

if Company or any of its Subsidiaries shall voluntarily suspend transaction of its business or make a general assignment for the benefit of creditors; or if Company or any of its Subsidiaries shall be adjudicated a bankrupt; or if Company or any of its Subsidiaries shall file a voluntary petition in bankruptcy or for a reorganization or to effect a plan or other arrangement with its creditors; or if Company or any of its Subsidiaries shall file an answer to a creditor's petition or other petition against it (admitting the material allegations thereof) for any adjudication in bankruptcy or for a reorganization; or if Company or any of its Subsidiaries shall apply for or permit the appointment of a receiver, trustee, or custodian for any substantial portion of its properties or assets; or if any order shall be entered by any court approving an involuntary petition seeking reorganization of Company or any such Subsidiary, or if a receiver, trustee, or custodian shall be appointed for Company or any of its Subsidiaries or for any substantial portion of its properties or assets; or if any order shall be entered by any court approving an involuntary petition seeking reorganization of Company or any of its Subsidiaries; or if a receiver, trustee, or custodian shall be appointed for Company or any of its Subsidiaries or for any substantial portion of its/their property or assets; or if bankruptcy, reorganizational or liquidation proceedings are instituted against Company or any of its Subsidiaries and remain undismissed for sixty (60) days; or if Company or any of its Subsidiaries becomes unable to meet its obligations as they mature; or if Company or any of its Subsidiaries commits an act of bankruptcy;

(g)

if Company or any of its Subsidiaries shall fail to meet its minimum funding requirements under ERISA with respect to any employee benefit plan established or maintained by it, or if any such plan shall be the subject of termination proceedings (whether voluntary or involuntary) and there shall result from such termination proceedings a liability of Company or any of its Subsidiaries to the PBGC which, in the opinion of Bank, will have a material adverse effect upon the operations, business, property, assets, financial condition or credit of Company or any of its Subsidiaries, as the case may be;

(h)

if there shall occur, with respect to any pension plan maintained by Company or any of its Subsidiaries, any reportable event (within the meaning of Section 4043(b) of ERISA) which Bank shall determine constitutes a ground for the termination of any such plan, and if such event continues for thirty (30) days after Bank gives written notice to Company, provided that termination of such plan or appointment of such trustee would, in the opinion of Bank, have a material adverse effect upon the operations, business, property, assets, financial condition or credit of Company or any of its Subsidiaries, as the case may be;

(i)

any action, suit or proceeding is initiated against Company or any of its Subsidiaries under any federal or state controlled substance, gambling or racketeering statute (including, without limit, the Racketeer Influenced and Corrupt Organization Act of 1970), which action, suit or proceeding could result in the confiscation or forfeiture of any portion of the assets of Company or any of its Subsidiaries; or

(j)	upon the occurrence or existence of any "Default" or "Event of Default", as the case may be, set forth in any other Loan Document.

          7.          Rights Upon Default. Upon the occurrence and at any time during the continuance or existence of any Event of Default, Bank may give notice to Company declaring all outstanding Liabilities to be due and payable, whereupon all such Liabilities then outstanding shall immediately become due and payable, without further notice or demand, and any commitment or obligation, if any, on the part of Bank to make loans or otherwise extend credit to or in favor of Company shall immediately terminate; provided, however, upon the occurrence of any Event of Default set forth in sub-Section 6(f) hereof, the Liabilities shall immediately and automatically become due and payable and any commitment or obligation of Bank to make loans or extend credit to or in favor of Company shall immediately and automatically terminate, in each case, without any necessity of notice or demand, each of which is hereby expressly waived by Company. In addition to the foregoing, upon the occurrence and at any time during the continuance or existence of any Event of Default hereunder, Bank may exercise any and all rights and remedies available to it as a result thereof, whether by agreement, by law, or otherwise.

          8.          Security. To secure full and timely performance of Company's covenants set out in this Agreement and to secure the repayment of all of the Liabilities, the Borrower and each of the Subsidiaries have granted and assigned to the Bank, a lien upon and security interest in, the properties, rights and collateral described in the Security Agreements, Mortgages, and other security documents described in Schedule A attached hereto. Company and each of the Subsidiaries shall execute and deliver such additional documents and take such other actions as are requested by the Bank from time to time to assure that the Bank has a first priority perfected security interest or other lien in all or any part of the real and personal property of Company and each of the Subsidiaries as requested by Bank from time to time. In addition, each of the Subsidiaries has guaranteed payment and performance of all of the Liabilities and other existing and future obligations of Company to the Bank pursuant to the Guarantys described in Schedule A attached hereto.

          9.          Miscellaneous. No forbearance on the part of the Bank in enforcing any of its rights or remedies under this Agreement or any other Loan Document, nor any renewal, extension or rearrangement of any payment or covenant to be made or performed by Company hereunder or any such other Loan Document, shall constitute a waiver of any of the terms of this Agreement or such Loan Document or of any such right or remedy. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Michigan.

All covenants, agreements, representations and warranties by or on behalf of Company made in connection with this Agreement and any other Loan Documents shall survive the borrowing hereunder or thereunder and shall be deemed to have been relied upon by Bank. All statements contained in any certificate or other document delivered to Bank at any time by or on behalf of Company pursuant hereto shall constitute representations and warranties by Company. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns; provided, however, that Company shall not assign or transfer any of its rights or obligations hereunder or otherwise in respect of any of the Liabilities without the prior written consent of Bank.

          10.          WAIVER OF JURY TRIAL. COMPANY AND BANK ACKNOWLEDGE THAT THE RIGHT TO TRIAL BY JURY IS A CONSTITUTIONAL ONE, BUT THAT IT MAY BE WAIVED. EACH PARTY, AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF THEIR CHOICE, KNOWINGLY AND VOLUNTARILY, AND FOR THEIR MUTUAL BENEFIT, WAIVE ANY RIGHT TO TRIAL BY JURY IN THE EVENT OF LITIGATION REGARDING THE PERFORMANCE OR ENFORCEMENT OF, OR IN ANY WAY RELATED TO, THIS AGREEMENT OR THE LIABILITIES.

          If the foregoing is acceptable to Company, please indicate such with the authorized signature(s) of Company as provided below.

Very truly yours,

COMERICA BANK

/s/ Robert Carpenter
Robert W. Carpenter Vice President

ACCEPTED AND AGREED:

MANATRON, INC.

By:	/s/ Paul R. Sylvester
Paul R. Sylvester
Its:	President and Chief Executive Officer

Dated:	May 17, 2002

ACCEPTANCE BY GUARANTORS

          The undersigned Guarantor of the indebtedness of Manatron, Inc. to Comerica Bank hereby: accepts and agrees to the terms of the foregoing letter; and reaffirms that all Guarantys of the indebtedness of Manatron, Inc. to Comerica Bank previously executed by the undersigned are in full force and effect, have not been terminated or rescinded by the undersigned and cover all "Liabilities" as defined in the above letter agreement.

Dated:	May 17, 2002	MANATRON PROVAL CORPORATION

		By:	/s/ Paul R. Sylvester
Paul R. Sylvester
		Its:	Chief Executive Officer

SCHEDULE A TO LETTER AGREEMENT
AMONG COMERICA BANK, MANATRON, INC. ("Manatron"),
AND MANATROL PROVAL CORPORATION ("ProVal")

List of Loan Documents

1.	$6,000,000 Promissory Note (Manatron) dated May 17, 2002

2.	Continuing Collateral Mortgage (Manatron) dated May 17, 2002

3.	Security Agreement (All Assets) (Manatron) dated November 17, 2000 and May 17, 2002

4.	Mortgage of Leases by Lessee dated May 17, 2002

5.	Guaranty (ProVal) dated November 17, 2000

6.	Security Agreement (All Assets) (ProVal) dated November 17, 2000 and May 17, 2002

7.	Security Agreement (Negotiable Collateral) (Manatron) dated November 17, 2000